United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 30, 2020

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS PLC

(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Damian Gammell
2.	Reason for notification
a)	Position / status	Chief Executive Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 157,766 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2016 (“LTIP”), resulting in the issue of 157,766 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	157,766

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 157,766 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2020-03-27
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049

b)	Nature of the transaction	Sale of 24,476 shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 157,766 Ordinary Shares on 27 March 2020
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $34.073326	24,476

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 24,476 Ordinary Shares Aggregated Price: USD $34.073326 per share
e)	Date of the transaction	2020-03-27
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Manik Jhangiani
2.	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 48,144 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2016 (“LTIP”), resulting in the issue of 48,144 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	48,144

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 48,144 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2020-03-27
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 22,648 shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 48,144 Ordinary Shares on 27 March 2020
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $34.073326	22,648

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 22,648 Ordinary Shares Aggregated Price: USD $34.073326 per share
e)	Date of the transaction	2020-03-27
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Clare Wardle
2.	Reason for notification
a)	Position / status	General Counsel & Company Secretary
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 17,228 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2016 (“LTIP”), resulting in the issue of 17,228 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	17,228

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 17,228 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2020-03-27
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 8,105 shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 17,228 Ordinary Shares on 27 March 2020
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $34.073326	8,105

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 8,105 Ordinary Shares Aggregated Price: USD $34.073326 per share
e)	Date of the transaction	2020-03-27
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Peter Brickley
2.	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 13,216 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2016 (“LTIP”), resulting in the issue of 13,216 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	13,216

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 13,216 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2020-03-27
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 6,217 shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 13,216 Ordinary Shares on 27 March 2020
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $34.073326	6,217

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 6,217 Ordinary Shares Aggregated Price: USD $34.073326 per share
e)	Date of the transaction	2020-03-27
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Lauren Sayeski
2.	Reason for notification
a)	Position / status	Chief Public Affairs, Communications and Sustainability Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 6,726 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2016 (“LTIP”), resulting in the issue of 6,726 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	6,726

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 6,726 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2020-03-27
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 3,165 shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 6,726 Ordinary Shares on 27 March 2020
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $34.073326	3,165

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 3,165 Ordinary Shares Aggregated Price: USD $34.073326 per share
e)	Date of the transaction	2020-03-27
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Nicholas Wall
2.	Reason for notification
a)	Position / status	Chief People and Culture Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 21,830 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2016 (“LTIP”), resulting in the issue of 21,830 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	21,830

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 21,830 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2020-03-27
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 10,270 shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 21,830 Ordinary Shares on 27 March 2020
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $34.073326	10,270

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 10,270 Ordinary Shares Aggregated Price: USD $34.073326 per share
e)	Date of the transaction	2020-03-27
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Leendert den Hollander
2.	Reason for notification
a)	Position / status	General Manager, Great Britain Business Unit
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 16,756 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2016 (“LTIP”), resulting in the issue of 16,756 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	16,756

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 16,756 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2020-03-27
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 7,883 shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 16,756 Ordinary Shares on 27 March 2020
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $34.073326	7,883

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7,883 Ordinary Shares Aggregated Price: USD $34.073326 per share
e)	Date of the transaction	2020-03-27
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Frank Molthan
2.	Reason for notification
a)	Position / status	General Manager, Germany Business Unit
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 13,216 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2016 (“LTIP”), resulting in the issue of 13,216 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	13,216

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 13,216 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2020-03-27
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 6,281 shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 13,216 Ordinary Shares on 27 March 2020
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $34.073326	6,281

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 6,281 Ordinary Shares Aggregated Price: USD $34.073326 per share
e)	Date of the transaction	2020-03-27
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Ben Lambrecht
2.	Reason for notification
a)	Position / status	General Manager, France Business Unit
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 12,390 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2016 (“LTIP”), resulting in the issue of 12,390 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	12,390

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 12,390 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2020-03-27
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 7,389 shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 12,390 Ordinary Shares on 27 March 2020
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $34.073326	7,389

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7,389 Ordinary Shares Aggregated Price: USD $34.073326 per share
e)	Date of the transaction	2020-03-27
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2.	Reason for notification
a)	Position / status	General Manager, Northern Europe Business Unit
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 12,508 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2016 (“LTIP”), resulting in the issue of 12,508 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	12,508

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 12,508 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2020-03-27
f)	Place of the transaction	New York Stock Exchange (XNYS)
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 5,884 shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 12,508 Ordinary Shares on 27 March 2020
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $34.073326	5,884

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 5,884 Ordinary Shares Aggregated Price: USD $34.073326 per share
e)	Date of the transaction	2020-03-27
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: March 30, 2020	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary